IMPORTANT INFORMATION

LATAM Airlines Group S.A. (“LATAM”) has announced that it has established a record date for a preemptive rights offering to holders of shares of common stock of LATAM on the record date.  LATAM will also issue rights (the “ADS rights”) to subscribe for new American Depositary Shares (“ADSs”), representing shares of common stock and evidenced by American Depositary Receipts, to holders of record of ADSs on the ADS record date, which is November 13, 2013 (the “ADS Holders”).

The share rights, the new shares issuable upon the exercise of such share rights, and the ADS rights have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States.  The shares issuable upon exercise of the share rights may not be offered, sold, or subscribed for (i) within the United States, except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act or (ii) outside the United States, except in an offshore transaction pursuant to Regulation S under the Securities Act, and, in each case, in accordance with any applicable state securities laws.

ADS Holders will receive further information about the ADS rights offering directly from JPMorgan Chase Bank, N.A., the depositary and ADS rights agent.

This rights offering is made for the securities of a Chilean company. The rights offering is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with International Financial Reporting Standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Chile, and some or all of its officers and directors may be residents of Chile. You may not be able to sue LATAM or its officers or directors in a Chilean court for violations of the U.S. securities laws. It may be difficult to compel LATAM, its officers, directors, and its affiliates to subject themselves to a U.S. court’s judgment.

The following is an English translation of the original Spanish language document. This English translation has been prepared solely for informational purposes only and has been furnished to the U.S. Securities and Exchange Commission in compliance with Rule 801 under the Securities Act.  This translation is not an offer or invitation to make an offer for the purchase of any securities.  If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

NOTICE TO SHAREHOLDERS

INFORMS THE SHAREHOLDERS THAT ARE ENTITLED TO
A PREEMPTIVE RIGHT TO SUBSCRIBE COMPANY SHARES

LATAM AIRLINES GROUP S.A.
SECURITIES REGISTRATION Nº 306
ISSUANCE OF SHARES

(a) In an extraordinary shareholders’ meeting held on June 11, 2013, whose minutes were recorded in a public deed by Santiago Notary Public Mr. Eduardo Javier Diez Morello, an agreement was reached to increase LATAM Airlines Group S.A.’s capital (the “Company”) in the amount of USD $1,000,000,000 through the issuance of a single series of 63,500,000 ordinary shares of no par value. It was also agreed that 1,500,000 shares of the aforementioned capital increase, which represent approximately 2.36% of the approved increase, will be allocated to an employee compensation plan. The number of shares to be actually allocated to the employee compensation plan will depend on the total amount of shares that are subscribed of the part not destined to this purpose, as set forth in Article 24 of Law 18.046.

The abstract of the said public deed was registered at Folio 46,205, N° 30,852 in the Santiago Business Register, on June 17, 2013, and was published in the Diario Official (Official Gazette) N° 40,588 on June 19, 2013.

(b) On November 11, 2013, the issuance of a single series of 63,500,000 ordinary shares of no par value, for a total amount of USD $1,000,000,000 financed by the aforementioned capital increase, was registered by the Securities and Insurance Superintendency under Securities Record No. 987.  The period for the issuance, subscription and payment of the shares that are not allocated to an employee compensation plan is three years, as from June 11, 2013; and in the case of the shares that will be allocated to this plan, five years, as from June 11, 2013.

(c) The proceeds of this share offering will be used as follows: (i) approximately 50% to pre-pay short-term financial liabilities of the Company; and (ii) approximately 50% to strengthen the Company's liquidity position. This use of the proceeds forms part of the Company's objective of strengthening its financial position, considering the fleet renewal and growth that the Company’s operations will require in the coming years. LATAM Airlines Group's fleet investment plan currently includes orders for 170 long and short-haul planes between 2013 and 2017 inclusive, calling for an investment of approximately US$11,600 million during this period. The Company expects to finance this fleet plan through borrowing guaranteed by the Export-Import Bank of the United States and European export promotion agencies and through non-guaranteed borrowing from commercial banks as well as through sale and leaseback transactions and cash flow generated by its operations.

(d) The 62,000,000 shares to be initially issued and placed (that are not allocated to compensation plans for employees of the Company and its subsidiaries) are to be offered on a preferred basis to Company shareholders who will have the right to subscribe for 0.128218963 new shares for each share they own that is registered on the Shareholder’s Register as of November 14, 2013.

These shares must be paid upon subscription, in U.S. dollars, either in cash, cashier’s check, check, or immediately available electronic transfer of funds; or its equivalent in pesos, legal tender, either in cash, cashier’s check, check, or immediately available electronic transfer of funds available immediately or any other instrument representing money due on demand, using for this purpose the observed exchange rate published in the Official Gazette on the date of the payment.

The shares will be offered at a price in U.S. dollars equal to (i) the weighted average price of the transactions of the Company on the Santiago Stock Exchange corresponding to the eight trading days prior to the beginning of the subscription period (the “Weighted Average Price”), less (ii) a discount of 7.5%, to create a special incentive for participating in the capital increase.  For purposes of calculating the Weighted Average Price, the total traded amount will be calculated in U.S. dollars, according to the observed exchange rate published in the Official Gazette that same day.

In this manner, the price will be the result of applying the following formula:

X	=	(MT1 / TC1) + (MT2 / TC2) + (MT3 / TC3) + (MT4 / TC4) + (MT5 / TC5) + (MT6/ TC6) + (MT7 / TC7) + (MC8 / TC8)	*0.925
ATT

Where:
X = the final subscription price that each shareholder or transferee of share rights must subscribe and pay for each new share of the Company.

MT = the total traded amount (in Chilean pesos) of the shares of the Company on the Santiago Stock Exchange on each respective trading day (where MT1 corresponds to the amount for the first trading day prior to the commencement of the subscription period; MT2 corresponds to the amount for the second trading day prior to the commencement of the subscription period; and so on).

TC = the observed exchange rate published in the Official Gazette for each respective trading day (where TC1 corresponds to the observed exchange rate for the first trading day prior to the commencement of the subscription period; TC2 corresponds to the observed exchange rate for the second trading day prior to the commencement of the subscription period; and so on).

ATT = the total shares of the Company traded on the Santiago Stock Exchange during the eight (8) day trading period immediately prior to the commencement of the subscription period.

Thus, the subscription price will be set forth in the notice of the beginning of the subscription period, which will be published in the “La Tercera” newspaper on November 13, 2013.

(e) The shareholders entitled to subscribe the shares or the assignees of the share rights must subscribe within 30 days as of the date when the subscription period begins, that is, between November 20, 2013 and December 19, 2013, it being understood that, if they do not subscribe them within such period, they have waived their right.

(f) The preferential subscription right is waivable and transferrable within the 30 day subscription period referred to in section (e) above. The transfer of subscription rights must be made through a private deed, signed by the assignor and the assignee before two adult witnesses, or before a broker or public notary, or through a public deed signed by the assignor and the assignee. The assignment shall only be enforceable against the Company and third parties once the Company receives notice of it in the form of the deed of transfer and the corresponding preemptive right certificate, if the latter has been issued by and collected from the Company.

Upon their request, the Company will provide to the shareholders or assignees a preemptive right certificate stating the rights they hold. These will be issued no later than the business day following that on which the Company receives such request and will be available for collection from the Company’s Share Department located at Huérfanos 770, 22nd Floor, Santiago, between 9:00 and 17:00. Any other information regarding the procedure for transfer of the subscription rights may be obtained directly from the Company.

(g) The shares that are not subscribed by shareholders exercising their preferential subscription rights, those shares for which the preferential subscription rights have been waived, in whole or in part, and that ultimately have not been subscribed within the subscription period, and those shares corresponding to fractions resulting from the pro rata distribution among shareholders, may be freely offered by the Board of Directors to shareholders and/or to third parties, whether in Chile or overseas, at such time and in such amounts that the Board deems appropriate.  The Board has the authority to determine the procedures to be used for this purpose, in the manner established by Chile’s Corporations Law, its Regulations and the rules established by the Securities and Insurance Superintendency for this purpose. In addition, and unless the Board decides otherwise, the shares for which the preferential subscription right have been waived, in whole or in part, by the shareholders who are entitled to such rights, may be offered by the Board on the terms indicated above as and from the time at which such waiver is communicated to the Company or known by it, without having to wait until the expiration of the statutory 30-day period for the preferential subscription rights. In any case, the transfer of shares to third parties may not be carried out in amounts and on conditions more favorable than those of the preferential rights offering to shareholders, subject to the provisions of the final paragraph of Article 29 of the Corporations Law.

(h) The following is a summary of the monthly amounts of shares of the Company traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaíso Stock Exchange during the last twelve months:

Month	Traded Shares	Amount traded	Average Price
October 2012	7.873.508	95.334.752.530	12.108,29
November 2012	9.234.971	102.841.481.132	11.136,09
December 2012	21.300.727	235.215.568.185	11.042,61

Month	Traded Shares	Amount traded	Average Price
January 2013	14.460.498	167.347.093.608	11.572,71
February 2013	8.656.226	99.146.452.027	11.453,77
March 2013	8.567.128	93.063.279.343	10.862,83
April 2013	15.190.503	149.968.909.094	9.872,54
May 2013	16.422.450	153.943.190.170	9.373,95
June 2013	15.522.148	133.968.756.708	8.630,81
July 2013	11.275.495	86.612.063.033	7.681,44
August 2013	27.293.979	173.285.258.914	6.348,85
September 2013	21.229.130	153.559.072.500	7.233,41
October 2013	17.145.645	137.437.134.970	8.015,87

(i) These shares have been rated as follows: (a) First Class Level-2, by the credit rating agency Feller Rate Clasificadora de Riesgo Limitada, and (b) First Class Level-2 (cl), by the credit rating agency Fitch Credit Rating Chile Limitada.

(j) The compensation plan will consist of a program of options for the subscription and payment of 1,500,000 shares to be implemented in one or several stages in accordance with points 3) and 4) of Article 24 of Chile’s Corporations Law. It will benefit a group of executives of the Company and its subsidiaries in order to increase their commitment by linking individual performance to corporate results, aligning them with the creation of value for the Company and allowing them to participate in its growth as shareholders.

In the case of the shares allocated to the compensation plan, shareholders will not have a right of preferential option in accordance with point 3) of the aforementioned Article 24.

The compensation plan has the following general characteristics:

j.1) Once the employees of the Company and its subsidiaries who will be incorporated in the compensation plan have been selected by the Board of Directors, following recommendation by the Company's Executive Committee, and the number of options for the acquisition of shares in Company that each will be assigned has been determined, a stock option contract will be signed with each one of them.

j.2) Until the option's shares have been subscribed, they will not give the holder of the option economic or political rights and will not be taken into account for the quorum at shareholders' meetings.

j.3) The options assigned to each employee will accrue in their entirety on November 15, 2017, subject to the employee remaining with the Company.

j.4 ) The price to be paid for each share allocated to the compensation plan, if the respective options are exercised, will be the Weighted Average Price determined according to the procedure described in Section 9.3 above for the placement of the 62,000,000 shares, calculated, readjusted and payable in the form indicated in 8) below.

j.5 ) Once the options have accrued on the date indicated above, employees may exercise them totally or partially in which case they must subscribe and pay the respective options at the moment of subscribing them in cash or by check, bank check, electronic transfer or any other instrument representing money that is payable on sight. If exercised partially, such exercise may not be for less than 10% of the total options allocated to the employee.

j.6) The period in which employees must exercise the options, once accrued as indicated in 3) above, will expire on June 11, 2018. If an employee has not exercised or waived the options by this date, it will be understood for all purposes that the employee has waived the options and that, as a result, all right, power, promise or offer related to subscription of the Company's shares has ceased to exist and that the employee has irrevocably renounced all right or power in relation to the shares, freeing the Company from any obligation.

j.7) An employee who resigns from his/her post or whose work contract terminates for any reason other than those set forth in Article 160 of Chile's Code of Labor Laws will only be able to exercise the options accrued until the date of termination of the work contract, providing that this is within the period established for their exercise.

In addition, an employee who is dismissed for any of the reasons set forth in Article 160 of the Code of Labor Laws will lose the right to exercise the options, whether accrued or not.

In the case of the death of an employee, the heirs or legatees will replace the employee in the rights and obligations acquired and entered into through the stock option contract and the above terms of this paragraph 7 will not, therefore, apply to them. In this case, all the options granted under the applicable instrument will accrue automatically and must be exercised by the heirs or legatees within 180 calendar days as from the date of the employee's death. In the case of an employee's permanent disability, the employee will maintain the rights to the options and to their exercise within the periods indicated for this purpose.

j.8) The price to be paid for these shares, if the respective options are exercised, will be the Weighted Average Price referred to in j.4) above and expressed in US dollars.  From the first date of the subscription period, and until the date of subscription and payment for the shares, this price expressed in US dollars will be readjusted for the variation in the Consumer Price Index ("CPI"), published monthly by the US Department of Labor. Payment of the subscription price will be in Chilean pesos at the exchange rate for the Observed Dollar published in the Official Gazette for the same date on which they are subscribed and paid.

j.9) Employees may not assign the options to another person, encumber or transfer them in any way. However, they may waive the options at any time through a certified letter to the Company's Vice-President for Finance.

j.10) It will be for the Company's Board of Directors to approve the allocation of options to each individual employee under the Compensation Plan.

In accordance with the above, the Board will subsequently define the employees of the Company and its subsidiaries who will participate in this compensation plan. The definitive selection of these employees must consider criteria that, as well as others that the Board may determine at the corresponding time, include length of service, post, importance in the generation of earnings, the responsibilities assigned to the post, the value of the assets managed, capacity for team work and performance, potential for development and importance in the Company given education and experience. It is noted that the Board has agreed that any executive who is also a member of or participant in the group which controls the Company will not be eligible to participate in the compensation plan.

THE GENERAL MANAGER